February 17, 2026

Naseem Saloojee
Chief Executive Officer
SUMA Acquisition Corp
177 Manning Avenue
Toronto, Ontario
M6J2K6, Canada

       Re: SUMA Acquisition Corp
           Registration Statement on Form S-1
           Filed January 20, 2026
           File No. 333-292831
Dear Naseem Saloojee:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pam Howell at 202-551-3357 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction